Red Cube Media Release

Red Cube Acquires Majority Interest in I-Link

ZURICH, Switzerland, and DRAPER, Utah, September 5, 2000 -- Red Cube International AG, a worldwide provider of Internet Protocol (IP) and Web-based communications services, and I-Link, the technology leader in providing enhanced voice/data services, today announced that Red Cube has signed a securities purchase agreement with Winter Harbor, L.L.C. to acquire all securities of I-Link held by Winter Harbor. Under the terms of the transaction, Red Cube will pay Winter Harbor $60 million in cash and $20 million in long-term, Red Cube share options in return for its majority interest in I-Link.

“With this transaction, Red Cube and I-Link together will be the market leaders in the three core areas of the exploding IP-market: the largest IP-based, global network and footprint; cutting-edge and standard-setting network technology that enables network and enhanced voice/data services; and products and services that for the first time realize the convergence of IP, IT and content for corporations and business professionals,” said Niklaus Zenger, Chairman and CEO of Red Cube. “From our strategic partnership established in May, we came to the firm belief that I-Link has the most compelling IP-based network technology in the world today, and that with Red Cube as the new majority shareholder, I-Link can create and unlock shareholder value.”

“Red Cube is committed to ensuring that I-Link has the resources and a simplified capital structure to enable I-Link to capitalize on market opportunities,” continued Zenger. “We look forward to working with existing I-Link management to support their corporate objectives and to provide I-Link capital resources through the cash conversion of outstanding warrants acquired through the transaction. Together and with one shared vision, Red Cube and I-Link can more quickly and efficiently bring to market new technologies.”

“In addition to the shareholders of Red Cube and I-Link, the ultimate beneficiaries of this growing relationship will be each of our existing and future customers around the world,” said John Edwards, Chairman and CEO of I-Link. “These customers –

businesses, service providers and consumers – will now have access to enhanced voice/data services and standard-setting technology at lower costs because of our combined real-time, worldwide IP-based network.”

“This transaction creates and unlocks shareholder value,” continued Edwards. “We believe that with the resources and global reach of a strategic partner like Red Cube we can continue to advance our combined technological leadership, enhanced services capabilities, brand awareness, and the reach of our network and application-enabling platform -- including an ASP (application service provider) backbone.”

Red Cube and I-Link established a strategic partnership in May 2000 to integrate their respective IP-based networks under a unified, technologically advanced, open-architecture platform for customers throughout the U.S., Europe and Asia. Integration of the networks was completed in July 2000, one month ahead of schedule. With the combined networks enabled through I-Link’s softswitch technology and Red Cube’s global reach and marketing expertise in enhanced services, Red Cube and I-Link can now offer a variety of global IP applications to carriers and service providers, as well as businesses and consumers.

According to the Gartner Group, the worldwide IP market will grow from $480 million in 1999 to $65 billion in 2004. Enhanced IP services, including unified messaging and advanced communications features, will comprise 71 percent of the global IP market in 2004. Furthermore, Ovum research projects that by 2005 North America will constitute 48 percent and Western Europe 23 percent, respectively of the global IP market.

About Red Cube Group

Red Cube (www.redcube.com) is a leading international provider of Internet Protocol (IP) and enhanced Web-based, next generation communications services that make use of the advantages of IP technology to create value added services. Red Cube integrates different computer, telecommunications and Internet technologies into pioneering Web-based, personalized communications portals, drawing on the quality, cost-effectiveness and technological innovation of the company’s advanced, IP-based network infrastructure. Red Cube’s priorities lie in the global expansion of this network infrastructure and in the use of a full range of Internet communications and technologies on Web-based platforms. The latter work like virtual desktops with uniform access independent of time, place, and platform.

The IP network infrastructure is provided by Red Cube’s subsidiary IPirion AG (www.ipirion.com), which is a major VoIP telephony carrier, firmly established as an industry leader in Europe in terms of scope of coverage and quality. IPirion provides reliability and outstanding conversion quality thanks to its ownership of the PoPs (Points of Presence) and switches, which make up its network.

About I-Link

Headquartered in Draper, Utah, I-Link (Nasdaq: ILNK) is an enhanced voice/data service provider. With its software-defined network architecture, I-Link simplifies the delivery of unified communications today. I-Link offers a full range of enhanced services such as one-number call routing; caller screening; unified voice, fax, pager and e-mail messaging; voice-and fax-on-demand; conference calling; and seamless call transfer from cell phone to land-line and vice versa via a direct connection to its nationally deployed Internet Protocol telephony network. I-Link’s open API-programming platform for enhanced IP communications, Gatelink, uses softswitch technology to rapidly create and deploy IP-based, enhanced communications services with less expense and complexity. For further information, visit I-Link’s website at http://www.i-link.com.

For further information please contacts:

Daisy Guadalupe
For Red Cube USA
(646) 658-8158
dguadalupe@shandwick.com

Patty Barry
For I-Link
(617) 494-9500
pbarry@fitzgerald.com